Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2011 (the 2011 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

Legislative authority in the Federal Government of Mexico (the Government) is vested in Congress. Congressional elections for all 128 seats in the Cámara de Senadores (Senate) and 500 seats in the Cámara de Diputados (Chamber of Deputies) were held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	54	42.2%	213	42.6%
National Action Party	38	29.7	114	22.8
Democratic Revolution Party	22	17.2	101	20.2
Ecological Green Party of Mexico	7	5.5	28	5.6
Labor Party	5	3.9	14	2.8
Citizen Movement Party	1	0.8	20	4.0
New Alliance	1	0.8	10	2.0
Unaffiliated	0	0.0	0	0.0

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Representatives.

Mexico is a federation comprised of thirty-one states, each headed by a state governor, and one Federal District, headed by an elected mayor. A local election for the Baja California governorship was held on July 7, 2013. By forming an alliance with the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) and the Partido Nueva Alianza (New Alliance Party), the Partido Acción Nacional (National Action Party, or PAN) was able to retain the Baja California governorship. As a result of this election, Mexico’s state governorships are now composed as follows:

•	The PRD holds three state governorships, along with the mayorship of the Federal District;

•	The PAN holds three state governorships;

•	An alliance formed by the PAN and the PRD holds four state governorships; and

•	The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) holds the remaining 21 of the 31 state governorships.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 1.0% in real terms during the first six months of 2013, as compared to the same period of 2012. The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

	Real GDP by Sector
	2008		2009		2010(1)		2011(1)		2012(1)		First six months of 2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	385.3	Ps.	376.3	Ps.	401.2	Ps.	397.8
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.7		1,017.3		1,034.5		1,005.3
Utilities		252.6		255.8		267.8		280.2		286.1		272.7
Construction		1,030.7		968.2		967.3		1,006.0		1,025.2		950.8
Manufacturing		2,027.3		1,857.9		2,013.3		2,100.8		2,181.9		2,175.6
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,750.7		1,918.6		2,005.1		2,017.9
Transportation and warehousing		700.6		650.0		701.3		729.6		762.0		762.4
Information		324.5		352.0		357.6		381.5		435.2		448.0
Finance and insurance		390.6		403.9		488.1		523.0		563.0		573.6
Real estate, rental and leasing		1,448.4		1,464.0		1,508.9		1,552.1		1,589.8		1,607.6
Professional, scientific and technical services		288.9		274.5		271.2		285.0		296.0		288.5
Management of companies and enterprises		74.4		68.2		71.1		73.9		76.7		71.9
Administrative and support and waste management and remediation services		398.8		370.8		374.1		396.3		408.7		416.6
Education services		472.2		473.0		473.5		480.9		487.7		483.5
Health care and social assistance		250.1		255.2		255.9		261.7		267.3		270.3
Arts, entertainment and recreation		57.4		55.0		57.5		57.0		60.3		57.1
Accommodation and food services		277.8		251.1		255.4		259.1		269.9		269.3
Other services (except public administration)		255.6		254.1		257.5		262.0		272.7		274.2
Public administration		458.1		467.4		477.9		471.1		479.6		480.2

Gross value added at basic values		11,941.2		11,379.9		11,956.1		12,432.6		12,903.1		12,823.3
Taxes on products, net of subsidies		315.7		300.8		316.5		328.7		341.1		339.0

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,272.6	Ps.	12,761.3	Ps.	13,244.2	Ps.	13,162.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

Real GDP Growth by Sector(1)

	2008	2009	2010(2)	2011(2)	2012(2)	First six months of 2013(2)(3)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.8%	1.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.5	(2.3)	6.6	0.4
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	1.7	(1.8)
Utilities	1.3	1.3	4.7	4.6	2.1	(0.3)
Construction	3.8	(6.1)	(0.1)	4.0	1.9	(3.5)
Manufacturing	(1.0)	(8.4)	8.4	4.3	3.9	0.1
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	12.0	9.6	4.5	2.3
Transportation and warehousing	(0.1)	(7.2)	7.9	4.0	4.4	1.0
Information	6.0	8.5	1.6	6.7	14.1	7.2
Finance and insurance	21.9	3.4	20.8	7.1	7.7	4.9
Real estate, rental and leasing	3.3	1.1	3.1	2.9	2.4	2.0
Professional, scientific and technical services	3.1	(5.0)	(1.2)	5.1	3.9	1.4
Management of companies and enterprises	7.5	(8.2)	4.2	3.9	3.8	(5.3)
Administrative support, waste management and remediation services	2.2	(7.0)	0.9	5.9	3.1	4.8
Education services	1.1	0.2	0.1	1.6	1.4	0.6
Health care and social assistance	1.3	2.0	0.3	2.3	2.1	3.0
Arts, entertainment and recreation	0.3	(4.1)	4.4	(0.7)	5.7	0.6
Accommodation and food services	0.1	(9.6)	1.7	1.5	4.2	2.0
Other services (except public administration)	1.3	(0.6)	1.3	1.8	4.1	2.5
Public administration	2.0	2.0	2.3	(1.4)	1.8	(0.9)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(3)	First six months of 2013 results as compared to the same period of 2012.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) during 2012 was 3.6%, 0.6 percentage points higher than the 2012 budget estimate and 0.3 percentage points lower than the inflation level during 2011. For several months of 2012, annual inflation surpassed the expected deviation (+/-1.0%) from the 3.0% target. This was due to transitory shocks in the prices of agricultural products. However, annual inflation returned to the expected levels in the latter part of the year as these shocks dissipated.

Consumer inflation for the eight months ended August 31, 2013 was 1.6%, 0.1 percentage points lower than during the same period of 2012.

Interest Rates

During the first eight months of 2013, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.9%, as compared to 4.3% during the same period of 2012. Interest rates on 91-day Cetes averaged 4.0%, as compared to 4.4% during the same period of 2012.

On September 19, 2013, the 28-day Cetes rate was 3.56% and the 91-day Cetes rate was 3.63%.

Unemployment Rate

At December 31, 2012, the number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043, an increase of 711,708 from the level recorded at the end of 2011. According to preliminary information, the Tasa de Desocupación Abierta (open unemployment rate) was 4.5% at December 31, 2012, the same as the rate registered on December 31, 2011. The average unemployment rate during 2012 was 5.0%, a 0.2 percentage point decrease from the average unemployment rate in 2011.

According to preliminary figures, Mexico’s unemployment rate was 5.1% during July 2013, a 0.1 percentage point increase from the rate at July 2012.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

	2009	2010(1)	2011(1)	2012(1)	First six months of 2013(1)(2)

Food	(0.3)%	1.8%	2.2%	0.7%	1.0%
Beverage and tobacco products	0.3	0.2	4.6	2.0	(0.5)
Textile mills	(7.4)	10.6	(4.5)	4.9	(0.5)
Textile product mills	(7.8)	2.6	(2.9)	0.5	4.4
Apparel	(7.6)	4.9	0.2	(1.8)	2.8
Leather and allied products	(4.8)	7.7	(0.3)	2.2	(1.1)
Wood products	(4.7)	5.5	5.0	11.0	0.8
Paper	(0.6)	3.7	(0.9)	6.3	1.4
Printing and related support activities	(6.5)	10.1	4.1	(1.9)	(9.1)
Petroleum and coal products	0.5	(8.0)	(3.8)	1.2	1.6
Chemicals	(3.1)	(0.5)	(0.2)	0.2	(0.6)
Plastics and rubber products	(9.6)	12.6	7.2	9.5	(1.1)
Nonmetallic mineral products	(9.4)	3.9	4.8	2.4	(1.2)
Primary metals	(16.4)	11.6	4.9	2.9	(2.9)
Fabricated metal products	(14.1)	7.6	7.5	8.5	0.9
Machinery	(19.9)	47.5	13.3	4.2	(5.4)
Computers and electronic products	(10.2)	4.2	(0.8)	1.4	8.0
Electrical equipment, appliances and components	(10.7)	9.8	1.3	1.4	(3.8)
Transportation equipment	(26.4)	42.0	16.5	14.0	2.5
Furniture and related products	(6.5)	7.0	1.1	1.7	(11.4)
Miscellaneous	(4.5)	2.1	0.8	1.5	(3.9)
Total expansion/contraction	(8.4)	8.4	4.3	3.9	0.1

(1)	Preliminary figures.
(2)	First six months of 2013 results as compared to the same period of 2012.
(3)	Percent change reflects constant 2008 pesos.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography).

According to preliminary figures, the manufacturing sector expanded by 3.9% in real terms during 2012, as compared to 2011. This expansion was mainly driven by increases in: (1) manufacturing exports (mostly during the first half of the year); (2) the production of transportation equipment, nonmetallic mineral products, fabricated metal products, plastic and rubber products and primary metal manufacturing; and (3) internal demand due to the growth of (i) the accommodation and food service sector and (ii) the real estate, rental and leasing sector. In total, nineteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2012 as compared to 2011.

According to preliminary figures, the manufacturing sector continued to expand by 0.1% in real terms during the first six months of 2013 as compared to the same period in 2012. This expansion was primarily due to the growth of Mexico’s automotive industry. In total, twelve manufacturing sectors contracted during the first six months of 2013 while nine sectors grew in the first six months of 2013, each as compared to the same period in 2012.

Petroleum and Petrochemicals

Based on its audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), PEMEX’s total sales amounted to Ps. 1,646.9 billion during 2012, an increase of 5.7% as compared with total sales during 2011 of Ps. 1,558.5 billion. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 11.3% in 2012, from Ps. 779.2 billion in 2011 to Ps. 867.0 billion in 2012, primarily due to increases in the prices and volume of sales of petroleum products and petrochemicals sold by PEMEX. Domestic sales of petroleum products increased by 15.3%, while domestic sales of petrochemicals (including sales of certain by-products of the petrochemical production process) decreased by 1.9% and domestic sales of natural gas decreased by 22.2% in 2012.

Total consolidated export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 0.04% in peso terms in 2012, from Ps. 773.0 billion in 2011 to Ps. 772.7 billion in 2012, primarily due to a decrease in the volume of crude oil exports. The weighted average price per barrel of crude oil that the PMI Group (which is comprised of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates) sold to third parties in 2012 was U.S. $101.82, 0.7% higher than the weighted average price of U.S. $101.13 in 2011. The volume of crude oil exports decreased by 6.1% in 2012, from 1,337.8 thousand barrels per day in 2011 to 1,255.6 thousand barrels per day in 2012.

During 2012, PEMEX had a net income, as calculated in accordance with IFRS, of Ps. 2.6 billion, as compared to a net loss of Ps. 106.9 billion during 2011. This increase in net income in 2012 is primarily explained by a Ps. 104.9 billion increase in PEMEX’s net foreign exchange gains due to the appreciation of the peso against the U.S. dollar and the euro during 2012 as compared to 2011. This increase was only partially offset by an increase in costs of sales as a result of higher gasoline prices, an increase in financing cost and an increase in general expenses.

Based on its unaudited condensed consolidated interim financial statements for the first six months of 2012 and 2013, PEMEX’s total sales decreased by 3.4%, from Ps. 817.4 billion in the first six months of 2012 to Ps. 789.4 billion in the first six months of 2013. This decrease in total sales resulted primarily from a 14.7% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 7.0% increase in domestic sales, as described below.

PEMEX’s domestic sales increased by 7.0% in the first six months of 2013, from Ps. 416.6 billion in the first six months of 2012 to Ps. 445.7 billion in the first six months of 2013, primarily due to increases in the sales price of gasoline, diesel and natural gas and a significant increase in demand from the electrical sector. Domestic sales of petroleum products increased by 5.3% in the first six months of 2013, from Ps. 374.2 billion in the first six months of 2012 to Ps. 393.9 billion in the first six months of 2013, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 47.8% in the first six months of 2013, from Ps. 23.0 billion in the first six months of 2012 to Ps. 34.0 billion in the first six months of 2013, primarily due to higher sales prices and a significant increase in demand from the electrical sector. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 8.7%, from Ps. 19.5 billion in the first six months of 2012 to Ps. 17.8 billion in the first six months of 2013, primarily due to lower sales prices of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price of polyethylene decreased due to lower domestic demand.

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 14.7%, from Ps. 397.3 billion in the first six months of 2012 to Ps. 338.9 billion in the first six months of 2013, primarily due to: (1) a 14.7% decrease in the weighted average prices of export crude oil; (2) a 6.0% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity, as well as a decrease in crude oil production; and (3) the effect of the appreciation of the peso against the U.S. dollar on the translation of PEMEX’s U.S. dollar-denominated revenues to pesos. The weighted average price of the Mexican crude oil basket exported by PEMEX decreased by 4.8%, from U.S. $105.87 per barrel in the first six months of 2012 to U.S. $100.82 in the first six months of 2013.

In the first six months of 2013, PEMEX reported a net loss of Ps. 53.4 billion on Ps. 789.4 billion in total sales, as compared to a net income of Ps. 6.8 billion on Ps. 817.4 billion in total sales in the first six months of 2012. This decrease in net income is primarily explained by: (1) a decrease in other revenues, net, due primarily to a lower Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or the IEPS tax) credit; (2) a decrease in total sales, which resulted from decreased export sales primarily due to lower crude oil prices and sales volume; (3) an increase in general expenses, which was mainly due to increases in the net cost of employee benefits for the period; and (4) a decrease in PEMEX’s income associated with the foreign exchange gain as a result of the lower rate of appreciation of the peso against the U.S. dollar during the first six months of 2013 as compared to the first six months of 2012.

Tourism

Mexico’s tourism sector expanded in 2012. As compared to 2011, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $12.7 billion, a 7.3% increase from 2011;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $10.2 billion, a 7.9% increase from 2011;

•	the number of tourists to the interior totaled 13.7 million, a 3.2% increase from 2011;

•	the average expenditure per tourist to the interior totaled U.S. $746.3, a 4.6% increase from 2011;

•	expenditures by Mexican tourists abroad totaled U.S. $5.2 billion, an 11.3% increase from 2011; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $8.4 billion, a 7.9% increase from 2011.

In total, the Mexican tourism sector recorded a U.S. $4.3 billion surplus in the balance of payments in 2012, a 6.3% increase from the U.S. $4.0 billion surplus recorded in 2011.

Increases in this sector continued into the first seven months of 2013. As compared to the first seven months of 2012, the tourism sector experienced increases in the following areas:

•	revenues from international travelers totaled U.S. $8.3 billion, a 7.2% increase from the same period in 2012;

•	revenues from tourists to the interior of Mexico totaled U.S. $6.8 billion, a 8.4% increase from the same period in 2012;

•	the number of tourists to the interior of Mexico totaled 8.5 million, a 1.8% increase from the same period in 2012;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $797.3, a 6.5% increase from the same period in 2012;

•	expenditures by Mexican tourists abroad totaled U.S. $3.0 billion, a 9.3% increase from the same period in 2012; and

•	expenditures by Mexicans traveling abroad totaled U.S. $4.8 billion, a 5.4% increase from the same period in 2012.

In total, the Mexican tourism sector recorded U.S. $3.5 billion surplus in the balance of payments during the first seven months of 2013, a 9.8% increase from the U.S. $3.2 billion surplus recorded during the same period in 2012.

Transportation and Communications

A Constitutional reform of the telecommunications and broadcast industries became effective on June 12, 2013. This reform is intended to: (1) provide Mexicans with access to better and cheaper telecommunications services; and (2) increase competition and investment in these industries. The main aspects of this reform are as follows:

•	the designation of the Federal Telecommunications Institute, which was created under this reform, and the Federal Economic Competition Commission as two constitutionally autonomous regulators;

•	the increase from 49% to 100% in permitted foreign ownership of telecommunications and satellite communications companies, and from 0% to 49% in permitted foreign ownership of broadcasting companies;

•	the creation of two new national television networks;

•	the development and operation of a nationwide telecommunications network; and

•	the removal of barriers to effective enforcement in these industries, by, among other things, establishing specialized courts staffed with judges who have the requisite experience in competition law and in the telecommunications and broadcast industries to adjudicate disputes.

Secondary legislation implementing these reforms is still pending approval.

Financial System

Central Bank and Monetary Policy

Since January 21, 2008, Banco de México has used the Tasa de Fondeo Bancario (overnight interbank funding rate) as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate is adjusted when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%). Since the global economic crisis, Banco de México has consistently been decreasing the minimum overnight interbank funding rate. However, from July 17, 2009 to March 8, 2013 the funding rate remained at 4.50%. Since then, this rate has again been lowered to 4.00% on March 8, 2013 and finally to 3.75% on September 6, 2013.

At July 31, 2013, Mexico’s M1 money supply was 4.7% greater in real terms than the level on July 31, 2012. The amount of bills and coins held by the public was 0.5% lower in real terms than at July 31, 2012. In addition, the aggregate amount of checking account deposits denominated in pesos was 4.3% greater in real terms than at the same date in 2012.

At July 31, 2013, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 5.8% greater in real terms than financial savings at July 31, 2012. Savings generated by Mexican residents increased by 3.1% and savings generated by non-residents increased by 19.1%, both in real terms, as compared to the same period of 2012.

At September 9, 2013, the monetary base totaled Ps. 760.1 billion, a 10.2% nominal decrease from the level of Ps. 846 billion at December 31, 2012, due to a lower demand for bills and coins held by the public.

The Securities Market

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or IPC) based on a group of the 35 most actively traded shares.

At September 18, 2013, the IPC stood at 41,902.2 points, representing a 4.1% nominal decrease from the level at December 31, 2012.

Banking Supervision and Support

At July 31, 2013, the total loan portfolio of the banking system was 2.8% greater in real terms than the total loan portfolio at December 31, 2012.

At July 31, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 83.8 billion, as compared to Ps. 61.4 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.0%, as compared to a ratio of 2.3% at December 31, 2012. The amount of loan loss reserves held by commercial banks at July 31, 2013 totaled Ps. 128.2 billion, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 152.9% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2012, Mexico registered a trade deficit of U.S. $0.1 billion, as compared to a trade deficit of U.S. $1.5 billion for 2011. In particular, exports increased or decreased as follows (each as compared to 2011):

•	merchandise exports increased by 6.1%, to U.S. $370.7 billion, as compared to U.S. $349.4 billion in 2011;

•	petroleum exports decreased by 6.2%, while non-petroleum exports increased by 8.5%; and

•	exports of manufactured goods (which represented 81.5% of total merchandise exports) increased by 8.4%.

According to preliminary figures, during 2012, Mexico’s total imports increased by 5.7%, to U.S. $370.8 billion, as compared to U.S. $350.8 billion in 2011. In particular, imports increased or decreased as follows (each as compared to 2011):

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

According to preliminary figures, during the first seven months of 2013, Mexico registered a trade deficit of U.S. $3.3 billion, as compared to a trade surplus of U.S. $2.7 billion for the same period of 2012. In particular, exports increased or decreased as follows (each as compared to the first seven months of 2012):

•	merchandise exports increased by 1.4%, to U.S. $217.3 billion, as compared to U.S. $214.2 billion during the first seven months of 2012;

•	petroleum exports decreased by 5.6%, while non-petroleum exports increased by 2.6%; and

•	exports of manufactured goods (which represented 82.2% of total merchandise exports) increased by 2.8%.

According to preliminary figures, during the first seven months of 2013, total imports increased by 4.3%, to U.S. $220.6 billion, as compared to U.S. $211.6 billion for the same period of 2012. In particular, imports increased or decreased as follows (each as compared to the first seven months of 2012):

•	imports of intermediate goods increased by 3.5%;

•	imports of capital goods increased by 4.3%; and

•	imports of consumer goods increased by 8.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	First seven months of 2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$28,985
Crude oil	43,342	25,614	35,919	49,322	46,788	25,113
Other	7,294	5,217	5,775	7,063	6,103	3,872
Non-oil products	240,707	198,872	256,780	292,990	317,814	188,275
Agricultural	7,895	7,726	8,610	10,309	10,914	7,186
Mining	1,931	1,448	2,424	4,063	4,906	2,585
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	178,504

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	217,261
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	32,814
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	165,404
Capital goods	39,097	30,645	30,247	35,032	38,568	22,341

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	220,559

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(3,299)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$100.64

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes in-bond industries.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

During 2012, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $14.2 billion, as compared to a deficit of U.S. $11.4 billion in 2011. Its capital account registered a surplus of U.S. $51.6 billion in 2012, as compared to a surplus of U.S. $51.0 billion in 2011. This was due to an increase of inflows from external sectors, which, in turn, resulted from, amongst other things, the strength of Mexico’s economic fundamentals as compared to the deterioration observed in the United States and European Union markets. Foreign investment in Mexico totaled U.S. $72.1 billion in 2012. This foreign investment was composed of direct foreign investment inflows totaling U.S. $15.5 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $56.7 billion.

According to preliminary figures, during the first six months of 2013, Mexico’s current account registered a deficit of 0.9% of GDP, or U.S. $11.3 billion, as compared to a deficit of U.S. $3.6 billion for the same period of 2012. Its capital account registered a surplus of U.S. $26.6 billion during the first six months of 2013, as compared to a surplus of U.S. $11.2 billion during the same period of 2012. Foreign investment in Mexico totaled U.S. $30.0 billion during the first six months of 2013 and was composed of direct foreign investment inflows totaling U.S. $23.8 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $6.2 billion.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would be conducting an auction of U.S. $400 million on each business day. In these auctions, U.S. dollars would be auctioned at a peso/dollar exchange rate that was, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. This daily auction would result in a sale only when the exchange rate depreciated more than 2% against the previous day’s exchange rate. On April 8, 2013, the Foreign Exchange Commission announced that Banco de México would no longer conduct this auction since the prior peso/dollar exchange rate volatility had dissipated. From November 30, 2011 through April 8, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

On November 5, 2012, Banco de México submitted a new request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of this credit line another two years and would increase the amount available under the line to approximately U.S. $73 billion. On November 30, 2012, the IMF granted this request.

At September 13, 2013, Banco de México’s international reserves totaled U.S. $170.6 billion, an increase of U.S. $7.0 billion from the amount at December 31, 2012. The net international assets of Banco de México totaled U.S. $173.5 billion at September 13, 2013, an increase of U.S. $7.0 billion from the amount at December 31, 2012.

The following table sets forth Mexico’s balance of payments for the periods indicated:

	Balance of Payments
	2008	2009	2010	2011	2012	First six months of 2012(1)	First six months of 2013(1)
	(in millions of dollars)
I. Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,386)	$(14,184)	1,624	$(11,328)
Credits	343,686	273,250	346,529	399,248	421,496	212,765	212,501
Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	184,137	185,046
Non-factor services	18,216	15,096	15,621	16,153	16,817	8,703	11,441
Tourism	13,370	11,513	11,992	11,869	12,739	6,632	7,119
Others	4,847	3,583	3,629	4,284	4,078	2,071	4,322
Factor Services	8,530	6,797	10,812	10,569	11,205	7,915	5,139
Interest	6,128	4,253	3,388	3,475	2,833	1,558	1,080
Others	2,402	2,544	7,424	7,094	8,372	6,357	4,060
Transfers	25,597	21,653	21,623	23,152	22,768	12,010	10,875
Debits	363,242	280,974	349,759	411,084	435,680	211,141	223,830
Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	180,847	186,908
Non-factor services	26,431	25,139	25,565	30,289	30,835	13,731	15,739
Insurance and freight	10,000	7,510	8,723	10,225	9,726	4,760	4,800
Tourism	8,568	7,207	7,255	7,832	8,449	3,731	3,990
Others	7,863	10,422	9,587	12,232	12,661	5,240	6,950
Factor services	28,080	21,389	22,626	29,774	33,884	16,457	21,126
Interest	16,763	12,886	14,161	17,688	20,210	9,657	11,376
Others	11,316	8,503	8,465	12,086	13,674	6,801	9,750
Transfers	128	60	86	178	209	105	57
II. Capital account	32,204	16,181	45,598	50,985	51,614	22,835	26,580
Liabilities	40,046	34,272	91,492	61,714	86,586	45,380	43,999
Loans and deposits	9,887	10,033	45,428	13,075	14,455	13,356	13,980
Development banks	(496)	794	648	(283)	398	(433)	(599)
Commercial banks	234	(3,918)	29,323	(953)	(3,206)	2,626	9,831
U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—	—
Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	6,268	731
Non-financial private sector	728	(3,711)	5,657	8,401	8,867	4,895	4,017
PIDIREGAS(3)	12,853	—	—	—	—	—	—
Foreign investment	30,159	24,239	46,063	48,639	72,131	32,024	30,019
Direct	27,729	16,605	22,563	23,553	15,453	9,622	23,847
Portfolio	2,430	7,634	23,500	25,086	56,678	22,402	6,173
Equity securities	(3,503)	4,155	373	(6,566)	10,038	2,791	(4,912)
Debt securities	5,933	3,479	23,127	31,651	46,640	19,612	11,085
Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,973)	(22,545)	(17,419)
III. Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(16,707)	(9,729)	(7,329)
IV. Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	14,862	3,015

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industries.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (Infraestructura Productiva de Largo Plazo, or PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

During the first eight months of 2013, the average peso/U.S. dollar exchange rate was Ps. 12.6383 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on September 18, 2013 (which took effect on the second business day thereafter) was Ps. 12.9687 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during 2012, the public sector balance registered a deficit of Ps. 403.2 billion, or 2.6% of GDP, as compared to a deficit of Ps. 353.5 billion in nominal pesos in 2011. This was consistent with the approved budget deficit and the applicable guidelines for the fiscal year. Excluding physical investments by PEMEX, the public sector registered a deficit of Ps. 91.2 billion, or 0.6% of GDP.

According to preliminary figures, during 2012, the primary balance registered a deficit of Ps. 97.5 billion in nominal pesos, or 0.6% of GDP, as compared to a deficit of Ps. 81.1 billion in nominal pesos recorded in 2011.

According to preliminary figures, during the first six months of 2013, the public sector balance registered a deficit of Ps. 75.6 billion in nominal pesos (including physical investment expenditures by PEMEX), or 1.0% of GDP. This deficit was Ps. 142.6 billion in nominal pesos during the same period of 2012. The public sector balance registered a surplus of Ps. 54.8 billion in nominal pesos (excluding physical investment expenditures by PEMEX), as compared to a Ps. 24.1 billion deficit registered for the same period of 2012.

According to preliminary figures, during the first six months of 2013, public sector budgetary revenues amounted to Ps. 1,810.3 billion in nominal pesos, 0.9% greater in real terms as compared to the same period of 2012. During the first six months of 2013, crude oil revenues decreased by 5.6% and non-oil tax revenues increased by 5.2%, both in real terms, as compared to the same period of 2012. Non-tax PEMEX revenues as a percentage of total public sector budgetary revenues decreased from approximately 12.4% in the first six months of 2012 to approximately 11.7% in the same period of 2013.

According to preliminary figures, during the first six months of 2013, net public sector budgetary expenditures decreased by 2.8% in real terms as compared to the first six months of 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) decreased by 5.4% in real terms as compared to the first six months of 2012. During the first six months of 2013, the financial cost of public sector debt increased by 1.1% in real terms as compared to the same period of 2012.

As of June 30, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 31.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 17.5 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 36.3 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.1 billion.

A Constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico by introducing competency exams and yearly objectives, as well as by establishing merit-based standards for the hiring and promotion of teachers. In addition, this law provides federal funding for extended learning hours and the improvement of school-related infrastructure.

The amendment to the Ley General de Educación (General Education Law) went into effect on September 12, 2013. This amendment mandates the state to provide quality educational services to ensure that everyone can attend both primary and secondary schools.

The Ley del Instituto Nacional para la Evaluación de la Educación (National Institute for the Evaluation of Education Law) went into effect on September 12, 2013. This law establishes the National Institute as an autonomous public entity with respect to technical, management and budgetary-related determinations. The National Institute is responsible for, among other things, coordinating the Sistema Nacional de Evaluación Educativa (National System of Educational Evaluation). It is also responsible for assessing the quality, performance and results of the Sistema Educativo Nacional (National Education System) for primary and secondary institutions, both public and private in nature.

The Ley del Servicio Profesional Docente (Teacher Professional Service Law) went into effect on September 12, 2013. This law regulates the Servicio Profesional Docente (Teaching Professional Service), which establishes the criteria, terms and conditions for the hiring, training and assessment of teachers. This thereby facilitates merit-based promotions for teachers.

Economic Acceleration Plan

On September 13, 2013, President Peña Nieto introduced the Programa de Aceleración Económica (Economic Acceleration Plan), which includes measures to reallocate up to Ps. 16 billion of public spending. Under this plan, Congress must approve, upon request, any increase in public deficit exceeding 0.4% of GDP. The rationale is that such a policy will avoid affecting public spending, public investment levels and Government programs. The deficit threshold is lower in subsequent years given that Mexico is below its economic growth potential.

2013 Budget

On December 7, 2012, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Revenue Law for 2013, or the 2013 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget) to Congress for its approval. The 2013 Revenue Law and the 2013 Expenditure Budget were approved on December 13, 2012 and December 20, 2012, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively. Together, these two bills constitute Mexico’s 2013 budget (the 2013 Budget).

Including PEMEX’s investment program, the 2013 Budget, as approved by Congress, provides for a public sector budget deficit of 2.0% of GDP. The 2013 Budget contemplates public sector budgetary revenues totaling Ps. 3,601.1 billion, a 5.1% increase in real terms as compared to public sector budgetary revenues estimated for 2012. This is based on an assumed weighted average Mexican crude oil export price of U.S. $86.0 per barrel and an estimated volume of oil exports of 1,183.5 thousand barrels per day.

Mexico’s 2013 Budget provides for a total of Ps. 3,601.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 326.3 billion), a 3.0% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (the Federal Expenditure Budget for 2012). Estimated budget expenditures include:

•	Ps. 534.9 billion (17.5% of total budgetary programmable expenditures) on education;

•	Ps. 981.1 billion (32.1% of total budgetary programmable expenditures) on health and social security;

•	Ps. 209.0 billion (6.8% of total budgetary programmable expenditures) on housing and community development;

•	Ps. 295.1 billion for the servicing of Government debt, including the servicing of the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB); and

•	Ps. 50.3 billion for the servicing of the debt of the Comisión Federal de Electricidad (Federal Electricity Commission) and PEMEX.

The table below sets forth the budgetary results for 2011, as well as the preliminary results for 2012 and the first six months of 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget.

2011, 2012 and First Six Months of 2013 Results; 2013 Budget Assumptions and Targets

	2011 Results	2012 Results(1)	First six months of 2012 Results(1)	First six months of 2013 Results(1)	2013 Budget(2)
Real GDP growth (%)	4.0%	3.8%	4.3%	1.0%	3.5%
Increase in the national consumer price index (%)	3.8%	3.6%	0.8%	1.3%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.13	$101.81	$105.32	$100.63	$86.00 (3)
Current account deficit as % of GDP	(1.0%)	(1.2%)	0.1%	(0.9%)	n.a.
Average exchange rate (Ps./$1.00)	12.4	13.2	13.3	12.6	12.9
Average rate on 28-day Cetes (%)	4.2%	4.2%	4.3%	3.9%	4.6%
Public sector balance as % of GDP(4)	(2.5%)	(2.6%)	(1.9%)	(1.0%)	(2.0%)
Primary balance as % of GDP(4)	(0.6%)	(0.6%)	0.3%	1.2%	0.1%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2011 Form 18-K.

Source: Ministry of Finance and Public Credit.

Public Debt

The 2013 Revenue Law authorizes the Government to incur internal net indebtedness of up to Ps. 415.0 billion during 2013, or 2.5% of GDP, lower than the approved amount for 2012 of 2.8% of GDP. The 2013 Revenue Law also authorizes the incurrence of external indebtedness in the amount of U.S. $7 billion during 2013, including financing from international financial organizations.

Internal Public Debt

The Government’s internal debt includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2013, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). Internal debt does not include IPAB debt or the debt of budget-controlled or administratively controlled agencies. At December 31, 2012, all of the Government’s internal debt was denominated in pesos or Unidades de Inversión (UDIs), units of account whose value in pesos is indexed to inflation on a daily basis as measured by the change in the national consume price index, and was payable in pesos.

According to preliminary figures, at June 30, 2013, the Government’s net internal debt totaled Ps. 3,616.3 billion, a 3.3% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 162.7 billion liability associated with social security under the ISSSTE Law, as described under “The Economy–Employment and Labor” in the 2011 Form 18-K. The Government’s gross internal debt totaled Ps. 3,836.1 billion at June 30, 2013, a 7.3% increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at the end of 2012. Of the total gross internal debt at June 30, 2013, Ps. 411.3 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,424.8 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The Government’s financing costs on internal debt totaled Ps 109.6 billion, or 1.4% of GDP, during the first six months of 2013. This represents a 7.9% increase in nominal terms as compared to the same period in 2012. It also represents an increase of less than 0.1% of GDP as compared to the same period of 2012.

During 2012, the average maturity of the Government’s internal debt increased by 0.4 years, from 7.6 years at December 31, 2011 to 8.0 years at December 31, 2012. As of June 30, 2013, the average maturity of the Government’s internal debt remained at 8.0 years.

The following table summarizes the net internal public debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,
	2008		2009		2010		2011		2012		At June 30, 2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,257.8	91.1%	Ps. 3,516.5	91.7%
Cetes	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	531.3	14.9	559.7	14.6
Floating Rate Bonds	243.6	10.1	243.5	9.0	183.1	6.3	202.5	6.3	200.4	5.6	207.9	5.4
Inflation-Linked Bonds	334.9	13.9	430.6	15.9	530.1	18.4	642.1	20.1	747.2	20.9	845.9	22.1
Fixed Rate Bonds	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,777.9	49.7	1,900.3	49.5
STRIPS of Udibonos	—	—	—	—	—	—	—	—	1.0	0.0	2.6	0.1
Other(3)	380.1	15.8	323.4	12.0	334.4	11.6	314.9	9.8	317.6	8.9	319.7	8.3

Total Gross Debt	Ps.2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2,888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,575.3	100.0%	Ps. 3,836.1	100.0%

Net Debt
Financial Assets(4)	(68.6)		(231.4)		(79.4)		(85.6)		(74.2)		(219.8)

Total Net Debt	Ps. 2,332.7		Ps. 2,471.3		Ps. 2,808.9		Ps. 3,112.1		Ps. 3,501.1		Ps. 3,616.3

Gross Internal Debt/GDP		19.8%		21.4%		21.0%		20.7%		22.3%		24.1%
Net Internal Debt/GDP		19.2%		19.6%		20.4%		20.2%		21.8%		22.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 162.7 billion at June 30, 2013 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

Total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB.

At December 31, 2012, Mexico’s outstanding gross external public debt equaled U.S. $125.7 billion, an increase of approximately U.S. $9.3 billion from the U.S. $116.4 billion at the end of 2011. This increase was due to an increase in net external indebtedness of U.S. $448.9 million. It also included a downward accounting adjustment of U.S. $1,624.4 million in the U.S. dollar value of external debt denominated in other foreign currencies, due to the appreciation of the U.S. dollar against those other currencies. Overall, total public debt (gross external debt plus net internal public sector debt) during this period represented approximately 33.7% of GDP, approximately 2.0 percentage points higher than that of 2011.

According to preliminary figures, at June 30, 2013, outstanding gross public sector external debt totaled U.S. $125.1 billion, an approximate U.S. $596.8 million decrease from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $122.3 billion represented long-term debt and U.S. $2.8 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 34.6% of nominal GDP, an increase of 0.9 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S. $	39,997	U.S. $	9,782	U.S. $	5,885	U.S. $	55,664	U.S. $	1,275	U.S. $	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(3)		66,912		50,063		5,626		122,601		3,125		125,726
June 30, 2013(3)		67,350		49,413		5,576		122,339		2,790		125,129

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012(3)			June 30, 2013(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	103,256	82.5%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,897	4.7
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,876	1.5
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		908	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		13,192	10.6

Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	125,129	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the IMF (however, none were outstanding as of June 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On April 9, 2013, Mexico issued €1.6 billion of notes due 2023. These notes were placed in the European market and bear interest of 2.81%.

On July 29, 2013, Mexico issued ¥48.6 billion of notes due 2016, ¥15.0 billion of notes due 2018 and ¥17.0 billion of notes due 2019. These notes were placed in the Japanese public market and bear interest at 1.16%, 1.39% and 1.54%, respectively.

On August 28, 2013, Mexico issued Ps. 25 billion of domestic fixed-rate bonds due 2018. These bonds were placed in the Mexican market and provide investors with a yield to maturity of 5.490% for a tenor of five years.

External Debt Restructuring and Debt and Debt Service Reduction Transactions

In April 2013, Mexico conducted a tender offer pursuant to which the holders of four series of Mexico’s Euro-denominated external bonds maturing in 2013, 2015, 2017 and 2020 were invited to submit offers to sell their bonds to Mexico for cash. Pursuant to the tender offer, approximately €396 million of outstanding bonds were canceled. A portion of the proceeds of Mexico’s offering of €1.6 billion of 2.81% Global Notes due 2023 was used to finance the tender offer. A summary of the tender offer results follows.

Old Notes Series	ISIN	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
5.375% Global Notes due 2013	XS0170239932/ US91086QAP37	€5.01 million	€610.02 million
4.25% Global Notes due 2015	XS0222076449	€33.93 million	€544.76 million
4.25% Global Notes due 2017	XS0525982657	€210.82 million	€639.2 million
5.500% Global Notes due 2020	XS0206170390/ US91086QAT58	€146.11 million	€398.95 million